UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Agrees to Acquire Toronto’s Foremost Provider of Production Services and Facilities

Purchase of Profitable Dufferin Gate Productions Enhances Vertical Integration and Increases Production Capacity to Further Expand Product Pipeline

Toronto – May 18, 2007 -- Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an innovative film and television entertainment company, announced today that it has agreed to acquire the Toronto based production company Dufferin Gate Productions Inc. for CAD$6 million.  Under the terms of the deal, Peace Arch has agreed to acquire all of the shares of Dufferin Gate for approximately CAD$5.4 million in cash and CAD$600,000 of Peace Arch common stock. The acquisition is the latest validation of Peace Arch’s high-growth business model focused on the acquisition of profitable assets in the entertainment industry to create a fully integrated entertainment company.

Incorporated in July 1994, Dufferin Gate Productions has furnished production services on more than 150 cable movies, television series and feature films for such studios as Showtime Networks, Paramount Pictures, Viacom Productions, Columbia/TriStar and Peace Arch, including such notable productions as the recent Showtime/Peace Arch collaboration “The Tudors.”

The privately-held company owns property and a 72,000 square foot building in Toronto’s West End, with state-of-the-art production and post-production facilities. The company had unaudited normalized EBITDA of approximately CAD$1 million for the year ending December 31, 2006.

“With its exemplary management, longstanding industry relationships and incomparable expertise in all aspects of the Canadian production industry, Dufferin Gate provides Peace Arch with a unique opportunity to expand our already robust production operations and provide more content to our rapidly growing distribution and sales divisions,” said Gary Howsam, Chief Executive Officer of Peace Arch Entertainment. “Dufferin Gate is a consistently profitable production service operation with highly valuable real estate. This facility will continue to offer to international productions a fully integrated base of operations in Canada, and give Peace Arch a fantastic opportunity to increase efficiencies and reduce costs on our own busy production schedule.”

Peace Arch will immediately acquire 40.01% of the shares and 50% of the votes of Dufferin Gate. Peace Arch has escrowed funds to secure a put granted to the remaining shareholder, which upon exercise will provide for Peace Arch to acquire all of the remaining shares and votes.

 “This agreement with Peace Arch allows Dufferin Gate to expand its client-base and reliably increase its service activity with a steady supply of new productions, from both Peace Arch and its large contingent of international production and distribution partners,” said John Weber, President and Chief Executive Officer of Dufferin Gate. “With Peace Arch offices in Los Angeles, New York and Vancouver and an international sales team attending most major film and television markets, we believe the synergies offered by the combination of our two companies will make Dufferin Gate the service and facilities provider of choice for any production seeking to access the many benefits offered by the Canadian film and television industry.”

Weber will remain President of Dufferin Gate, which will be renamed Peace Arch Studios, and continue to oversee its day-to-day operations. He also joins Peace Arch as Executive Vice President of Production.  He will report to Lewin Webb, President of Peace Arch’s production division.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. The closing of the transaction is subject to the negotiation and execution of definitive documentation and the approval of the Toronto Stock Exchange and the American Stock Exchange.

FORWARD-LOOKING STATEMENT

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Contact:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 18, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.